UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

LinkedIn Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

53578A108

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53578A108

1.	Names of Reporting Persons. Reid Hoffman and Michelle Yee Living Trust dated October 27, 2009 (the “Trust”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 14,489,899(1)

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 14,489,899 shares(1)

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,489,899(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9) 11.71%(3)

12.	Type of Reporting Person OO – The beneficial owner is a living trust governed by Part 5 of Division 9 of the Probate Code of the State of California.

(1) Shares beneficially owned by the Trust.  Reid Hoffman retains sole voting and dispositive power over these shares.

(2) Consists of 14,489,899 shares of Class B Common Stock.  Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock.  The Class A Common Stock and Class B Common Stock will each convert automatically into a single class of Common Stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock.  Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(3) Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.  Based on 109,258,055 shares of Class A Common Stock outstanding as of December 31, 2014.

CUSIP No. 53578A108

1.	Names of Reporting Persons. Reid Hoffman, Trustee of the Weiner 2012 Irrevocable Trust dated June 1, 2012 (the “Weiner Trust”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 239,368 shares(4)

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 239,368 shares(4)

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 239,368(5)(6)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9) 0.22%(7)

12.	Type of Reporting Person OO – The beneficial owner is an irrevocable trust goverened by Division 9 of the Probate Code of the State of California.

(4) Shares beneficially owned by the Weiner Trust (the “Weiner Trust Shares”).  As Trustee, Reid Hoffman retains sole voting and dispositive power over the Weiner Trust Shares.

(5) Pursuant to Rule 13d-4, Reid Hoffman disclaims beneficial ownership of the Weiner Trust Shares and as such, nothing contained herein shall be construed as an admission that Mr. Hoffman is the beneficial owner of the Weiner Trust Shares.

(6) Consists of 239,368 stock options that are fully exercisable within sixty days of December 31, 2014 for shares of Class B Common Stock.  Each share of the Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock.  The Class A Common Stock and Class B Common Stock will each convert automatically into a single class of Common Stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock.  Each share of Class B Common Stock is entitled to ten votes per share, whereas each Class A Common Stock is entitled to one vote per share.

(7) Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.  Based on 109,258,055 shares of Class A Common Stock outstanding as of December 31, 2014.

CUSIP No. 53578A108

1.	Names of Reporting Persons. Reid Hoffman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 14,729,267(8)

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 14,729,267(8)

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,729,267(9)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9) 11.88%(10)

12.	Type of Reporting Person IN

(8) Shares beneficially owned by the Trust and the Weiner Trust.  Reid Hoffman retains sole voting and dispositive power over these shares.

(9) Consists of 14,489,899 shares of Class B Common Stock held by the Trust and 239,368 stock options that are held by the Weiner Trust and are fully exercisable within sixty days of December 31, 2014 for shares of Class B Common Stock. Pursuant to Rule 13d-4, Mr. Hoffman disclaims beneficial ownership of the Weiner Trust Shares.

(10) Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.  Based on 109,258,055 shares of Class A Common Stock outstanding as of December 31, 2014.

Item 1.
	(a)	Name of Issuer: LinkedIn Corporation
	(b)	Address of Issuer’s Principal Executive Offices: 2029 Stierlin Court, Mountain View, CA 94043

Item 2.
(a)

Name of Person Filing:

i.                  Reid Hoffman and Michelle Yee Living Trust dated October 27, 2009 (the “Trust”)

ii.               Reid Hoffman, Trustee of the Weiner 2012 Irrevocable Trust dated June 1, 2012 (the “Weiner Trust”)

iii.            Reid Hoffman

14,489,899 shares are beneficially owned by the Trust and 239,368 shares are beneficially owned by the Weiner Trust. Reid Hoffman retains sole voting and dispositive power over these shares.

(b)

Address of Principal Business Office or, if none, Residence:
The address and principal business office of each Reporting Person and is:

c/o LinkedIn Corporation

2029 Stierlin Court

Mountain View, CA 94043

	(c)	Citizenship: Mr. Hoffman is a United States citizen. The Trust and the Weiner Trust are organized under the laws of the State of California.
	(d)	Title of Class of Securities: Class A Common Stock
	(e)	CUSIP Number: 53578A108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C 78c).
	(b)	☐	Bank as defined in Section 3(a) (6) of the Act (15 U.S.C 78c).
	(c)	☐	Insurance Company as defined in Section 3(a) (19) of the Act (15 U.S.C 78c).
	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	Investment Adviser in accordance with SS 240. 13d-1(b) (1) (ii) (E);
	(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with SS 240. 13d-1(b) (ii) (F);
	(g)	☐	Parent Holding Company or Control Person in accordance with SS.SS.240. 13d-1(b) (ii) (G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940(15 U.S.C 80a-3);
	(j)	☐	Group, in accordance with SS 240. 13d-1(b) (1) (ii) (J);

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 14,729,267(11)
(b)

Percent of class:

11.88%(12)

Pursuant to Rule 13d-3(d)(1), all shares of Class B Common Stock (which are convertible into shares of Class A Common Stock) held by the reporting person were deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A Common Stock beneficially owned by the reporting person and (ii) calculating the percentages of the Class A Common Stock owned by such person.  The foregoing percentage is based on 109,258,055 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2014.

Assuming conversion of all of the Issuer’s Class B Common Stock into Class A Common Stock, the reporting persons listed in Item 4 would hold 11.78% of the total outstanding shares of the Issuer.  The 11.78% is based on the combined total of 125,040,316 shares outstanding, which represents 109,258,055 shares of the Issuer’s Class A Common Stock and 15,782,261 shares of the Issuer’s Class B Common Stock outstanding as of December 31, 2014.

	(c)	Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote:

a.              Trust: 14,489,899 shares

b.              Weiner Trust: 239,368 shares

c.               Reid Hoffman: 14,729,267 shares

The reported shares are held of record by the Trust and the Weiner Trust.  Reid Hoffman retains sole voting and dispositive power over these shares.

		(ii)	Shared power to vote or to direct the vote: Not applicable.
		(iii)	Sole power to dispose or to direct the disposition of:

(11) Consists of 14,489,899 shares of Class B Common Stock held by the Trust and 239,368 stock options held by the Weiner Trust that are fully exercisable within sixty days of December 31, 2014 for shares of Class B Common Stock.  Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock.  The Class A Common Stock and Class B Common Stock will each convert automatically into a single class of Common Stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The Trust held 54.25% of the Issuer’s voting power as of December 31, 2014. The options held by the Weiner Trust are not entitled to vote.  However, upon exercise for shares of Class B Common Stock, the shares would represent approximately 0.90% of the Issuer’s voting power as of December 31, 2014.

(12) Assumes conversion of all shares of Class B Common Stock held by the Trust and the Weiner Trust into Class A Common Stock. Based on 109,258,055 shares of Class A Common Stock outstanding as of December 31, 2014.

a.              Trust: 14,489,899 shares

b.              Weiner Trust: 239,368 shares

c.               Reid Hoffman: 14,729,267 shares

The reported shares are held of record by the Trust and the Weiner Trust.  Reid Hoffman retains sole voting and dispositive power over these shares.

(iv) Shared power to dispose or to direct the disposition of: Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications

By signing below each of the undersigned certifies that, to the best of such undersigned’s respective knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of each of their respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 31, 2015

Reid Hoffman and Michelle Yee
Living Trust dated October 27, 2009

/s/ Reid Hoffman
Reid Hoffman, Trustee

/s/ Michelle Yee
Michelle Yee, Trustee

/s/ Reid Hoffman
Reid Hoffman

Reid Hoffman, Trustee of the Weiner 2012
Irrevocable Trust dated June 1, 2012

/s/ Reid Hoffman
Reid Hoffman, Trustee

/s/ Reid Hoffman
Reid Hoffman